EXHIBIT 99.1

Cellectis Provides Business Update and Reports Fourth Quarter and Full Year 2022 Financial Results

  Entered into a €40 million credit facility with the European Investment Bank and closed an approximatively $25 million follow-on equity offering to support Cellectis’ research, development and innovation activities
  Positive preliminary clinical data from Phase 1 BALLI-01 study (evaluating UCART22) for patients with r/r B-cell ALL presented in a Live Webcast; First patient dosed with UCART22 product candidate fully manufactured in-house
  Encouraging preliminary results from Phase 1 AMELI-01 study (evaluating UCART123) for patients with AML presented at an oral session at ASH 2022; AMELI-01 currently enrolling in a two-dose regimen arm at DL2
  Partner Allogene Therapeutics initiated Phase 2 of ALPHA2 trial in relapsed/refractory Large B Cell Lymphoma (r/r LBCL)
  Cellectis partnered with Primera Therapeutics to edit mutations in the mitochondrial DNA (mtDNA) in vivo
  Cash position of $95 million as of December 31, 20221
  Conference call scheduled for 8AM ET/2PM CET on March 9, 2023

NEW YORK, March 08, 2023 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today provided a business update and announced its results for the fourth quarter of 2022, and full year ending December 31, 2022.

“In 2022, Cellectis presented positive preliminary clinical data from five additional patients from its BALLI-01 trial (evaluating UCART22) in patients with r/r B-cell ALL. The results showed evidence of UCART22 anti-tumor activity observed in three of the first five patients (60%) that were treated at DL3. Overall, these preliminary data support the continued administration of UCART22 after FCA lymphodepletion in patients with r/r B-cell ALL.

We are excited by these preliminary clinical responses for the patients who have limited, if any, treatment options, especially for those who have failed prior CD19 directed CAR T-cell therapy and allogeneic stem cell transplant. UCART22 is currently the most advanced allogeneic CAR T-cell product in development for ALL. We believe that our off-the-shelf treatment approach coupled with our ability to manufacture our UCART22 product candidate in-house, gives us a major advantage on the market: it potentially substantially increases the chances for eligible patients to be treated without delay” said André Choulika, Ph.D., CEO of Cellectis.

“This year, we have also presented encouraging preliminary clinical data from our AMELI-01 study (evaluating UCART123) in patients with r/r AML at an oral session at ASH 2022. Two of eight patients (25%) at Dose Level 2 in the FCA arm achieved a meaningful response including exemplary activity that was seen in a 64-year-old female with AML, who had relapsed after allogeneic stem cell transplantation and has maintained a durable MRD-negative complete response for over one year without salvage donor lymphocyte infusion or second allogeneic stem cell transplant. We are excited by these encouraging clinical data, which are a meaningful step forward for patients and support further enrollment into the Phase 1 study.

In December 2022, Cellectis secured a credit facility from the European Investment Bank providing for up to €40 million in three tranches, each subject to certain conditions. In the same month, Cellectis received a milestone payment from our licensed partner Servier in connection with the Phase 2 trial of ALLO-501A, for patients with relapsed or refractory large B-cell lymphoma. Finally, in January 2023, we were proud to announce the closing of a follow-on equity offering for approximately $25 million in gross proceeds.

This year, Cellectis remains deeply focused on the patient recruitment of its four ongoing Phase 1 clinical trials BALLI-01, AMELI-01, MELANI-01 and NATHALI-01 (evaluating UCART22, UCART123, UCARTCS1 and UCART20x22 respectively)”.

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1 Cash position excludes Calyxt, Inc. and includes cash, cash equivalent, and restricted cash. Restricted cash was $5 million as of December 31, 2022

Pipeline Highlights

UCART Clinical Development Programs

BALLI-01 (evaluating UCART22) in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL)

  UCART22 is an allogeneic CAR T-cell product candidate that targets CD22 and is being evaluated in the BALLI-01 clinical study, a Phase 1/2a open-label dose-escalation and expansion study designed to evaluate the safety and clinical activity of the product candidate in patients with r/r B-ALL.
  On December 13, 2022, Cellectis hosted a Live Webcast reviewing updated clinical data on its BALLI-01 clinical trial. Compared to the last clinical update on BALLI-01 at ASH 2021, the webcast presented data from five additional patients who received UCART22 at dose level 3 (DL3; 5x10 6 cells/kg) after lymphodepletion with fludarabine cyclophosphamide and alemtuzumab (FCA) regimen.
  Evidence of UCART22 anti-tumor activity was observed in 60% (n=3) of the five patients at DL3:
    A patient experienced a durable minimal residual disease (MRD) negative complete response with incomplete count recovery (CRi) that continued beyond 6 months, as of December 2022
    A patient experienced an MRD negative complete response (CR) that continued beyond Day 70, as of December 2022
    A patient experienced a morphologic leukemia-free state (MLFS) that continued beyond Day 84 (MRD-negative at Day 84).
  These preliminary data support the continued administration of UCART22 after FCA lymphodepletion in patients with r/r B-ALL.
  On December 22, 2022, Cellectis announced the first dosing of a patient with its in-house manufactured product candidate UCART22. The first patient completed the 28-day dose limiting toxicity observation period without complication. This is a major milestone for Cellectis: the ability to have our manufacturing in-house substantially increases the chances that eligible patients can be treated without delay.
  BALLI-01 study (evaluating UCART22) is now enrolling patients with product candidate manufactured in-house at DL2 (1 x10 6 cells/kg) after FCA lymphodepletion.

AMELI-01 (evaluating UCART123) in relapsed or refractory acute myeloid leukemia (r/r AML)

  UCART123 is an allogeneic CAR T-cell product candidate targeting CD123 and is being evaluated in patients with r/r AML in the AMELI-01 Phase 1 dose-escalation clinical study.
  On December 12, 2022, Cellectis presented clinical data in an oral session at the American Society of Hematology (ASH) on its AMELI-01 clinical trial.
  The oral presentation reviewed preliminary data from patients who received UCART123 at one of the following dose levels: dose level 1 (DL1) 2.5x105 cells/kg; dose level 2 (DL2) 6.25x105 cells/kg; intermediate dose level 2 (DL2i) 1.5x106 cells/kg; or dose level 3 (DL3) 3.30x106 cells/kg after lymphodepletion with FC ([n=8], DL1 – DL3) or FCA ([n=9], DL2 & DL2i).
  The preliminary data show that adding alemtuzumab to the fludarabine and cyclophosphamide (FC) lymphodepletion regimen was associated with sustained host lymphodepletion and significantly higher UCART123 cell expansion, that correlated with improved anti-tumor activity.
  UCART123: 25% (n=2) of patients at DL2 in the FCA arm achieved meaningful response; one patient who had failed prior allogeneic stem cell transplant experienced a durable minimal residual disease (MRD)-negative complete response that continued beyond 12 months, as of December 2022.
  Overall, these preliminary data support the continued administration of UCART123 after FCA lymphodepletion in patients with r/r AML.
  AMELI-01 study is now enrolling patients in a two-dose regimen arm at DL2.

MELANI-01 (evaluating UCARTCS1) in relapsed or refractory multiple myeloma (r/r MM)

  UCARTCS1 is an allogeneic CAR T-cell product candidate targeting CS1 and is being evaluated in patients with r/r MM in the MELANI-01 Phase 1 dose-escalation clinical study.
  Cellectis is currently enrolling patients at dose level 1 (DL1) (1 × 106 cells/kg) with FC preconditioning regimen.

NATHALI-01 (evaluating UCART20x22) in relapsed or refractory non-Hodgkin lymphoma (r/r NHL)

  UCART20x22 is Cellectis’ first allogeneic dual CAR T-cell product candidate being developed for patients with r/r NHL.
  On August 1, 2022, the U.S. Food and Drug Administration (FDA) cleared Cellectis’ Investigational New Drug (IND) application to initiate a Phase 1/2a clinical trial of UCART20x22 for patients with r/r NHL.
  Cellectis is now enrolling patients in the NATHALI-01 trial.

Research Data & Preclinical Programs

UCARTCS1

  On November 3, 2022, Cellectis in collaboration with the Amsterdam University Medical Center (VUmc) announced the release of an abstract on product candidate UCARTCS1, which was accepted for poster presentation at the ASH 2022 Annual Meeting.
  The abstract includes preclinical data evaluating in vitro activity of UCARTCS1 against multiple myeloma (MM) cell lines and bone marrow samples from MM patients, as well as in vivo activity in a MM mouse model. The potential impact of previous therapy and tumor characteristics on the in vitro efficacy of UCARTCS1 was also investigated.
  The preclinical data presented demonstrate anti-tumor activity in vitro and in vivo supporting the potential benefit of our UCARTCS1 first in-human study, MELANI-01, a Phase 1, open-label, dose-escalation trial for patients with r/r MM.

UCART20x22

  On April 8, 2022, Cellectis released preclinical data on its product candidate UCART20x22 at the American Association for Cancer Research (AACR) Annual Meeting. The data showed robust pre-clinical proof of concept with the potential to overcome common mechanisms of resistance to CAR T-cell therapies in relapsed or refractory Non-Hodgkin Lymphoma (r/r NHL), such as single-antigen escape or tumor heterogeneity.

UCART123

  On April 28, 2022, Cellectis announced the publication of two manuscripts in Nature Communications on its product candidate UCART123, currently being evaluated in the Phase 1 dose-escalation trial AMELI-01 in patients with r/r AML
  Allogeneic TCRαβ Deficient CAR T-cells Targeting CD123 in Acute Myeloid Leukemia - This preclinical study, led by Dr Monica Guzman, Ph.D., Division of Hematology and Oncology, Department of Medicine Weill Cornell Medical College, demonstrated that Cellectis’ product candidate UCART123 effectively eliminates AML cells in vitro and in vivo with improvements in overall survival and minimal impact against normal hematopoietic progenitors.
  While the majority of the few CD123 T-cell therapies evaluated to date rely on autologous approaches with complex clinical and logistical barriers, this set of preclinical results strongly supports the potential benefits of the allogeneic CAR T approach in AML
  Targeting CD123 in Blastic Plasmacytoid Dendritic Cell Neoplasm using Allogeneic Anti-CD123 CAR T Cells - This preclinical study, led by Professor Marina Konopleva, M.D., Ph.D., Department of Leukemia, University of Texas MD Anderson Cancer Center, demonstrated the antitumor activity of UCART123 in preclinical models of blastic plasmacytoid dendritic cell neoplasm (BPDCN).
  These preclinical results support our rationale of using allogeneic CD123 CAR T cells to treat AML. Cellectis’ UCART123 is the first allogeneic product candidate to demonstrate elimination of AML and BPDCN cells in PDX mouse experiments, with significant benefits in overall survival and low impact on hematopoietic progenitor cells.

TALEN®-edited smart CAR T-cells

  On November 10, 2022, Cellectis presented two posters at the Society for Immunotherapy of Cancer’s (SITC) Annual Meeting:
    A poster: Multi-armored allogeneic MUC-1 CAR T-cells efficiently control triple negative breast cancer tumor growth. MUC1 is a tumor-associated antigen that is overexpressed in a number of solid tumor malignancies including triple-negative breast cancer (TNBC). Preclinical data showed that we can efficiently generate allogeneic CAR T-cells and engineer them to overcome several key challenges of immune suppressive solid tumors.
    A poster: TALEN®-edited smart CAR T-cells leverage solid tumor microenvironment for specific and effective immunotherapy. This proof-of-concept study demonstrates the feasibility of developing CART cell engineering strategies that can improve solid tumor targeting while mitigating potential safety risks, paving the way for clinical development.

TALEN®- based gene therapy preclinical programs

  On October 11, 2022, at the European Society of Gene and Cell Therapy (ESGCT), Cellectis presented pre-clinical data that leverages TALEN® gene editing technology to develop a hematopoietic stem and progenitor cell (HSPCs)-based gene therapy for the treatment of sickle cell disease, and a TALEN®-based gene editing approach that reprograms HSPCs to secrete alpha-L-iduronidase (IDUA), a therapeutic enzyme missing in Mucopolysaccharidosis type I (MPS-I).
  The pre-clinical data presented at ESGCT further demonstrate our ability to leverage TALEN® gene editing technology to potentially address genetic diseases, namely sickle cell disease and lysosomal storage diseases. By correcting a mutation or inserting a corrected gene at the HSPC level, Cellectis aims to provide a lifelong supply of healthy cells in a single intervention.

TALEN® and TALE Base Editors (TALE-BE)

  On November 10, 2022, Cellectis published a manuscript in Frontiers Bioengineering and Biotechnology demonstrating the feasibility of efficient multiplex gene engineering using a combination of two different molecular tools: TALEN® gene editing technology (TALE nuclease) and TALE Base Editors (TALE-BE)
  A multiplex/multitool strategy presents several advantages: firstly, it prevents the creation of translocations often observed with the simultaneous use of several nucleases. Secondly, it allows for the possibility of going beyond multiple knock-outs while still allowing gene knock-in at the nuclease target site, altogether extending the scope of possible application. The precise positional rules we have determined for TALE-BE position Cellectis to unleash the potential of these technologies for future applications.

Novel Immune-Evasive Universal Allogeneic CAR T-cells

  On May 16, 2022, Cellectis presented its first research data on the development of a novel universal CAR T-cell with immune-evasive properties using TALEN®-gene editing at the American Society of Cell and Gene Therapy (ASGCT)
  Universal CAR T-cell therapies are poised to revolutionize cancer treatment and to improve patient outcomes. Realizing these advantages in an allogeneic setting requires universal CAR T cells that can kill target tumor cells, avoid depletion by the host immune system, and proliferate without attacking host tissues. Cellectis’ research suggested that ΔTRACCARΔB2MHLAE T-cells evade NK cell and alloresponsive T-cell attacks and showed prolonged antitumor activity in the presence of cytotoxic levels of NK cells. This new cellular scaffold could enable the broad use of universal CAR T-cells in allogeneic settings and holds great promise for clinical applications
  On June 30, 2022, following its presentation at ASGCT, Cellectis published its research data in Nature Communications

Licensed Allogeneic CAR T-cell Development Programs

Allogene Therapeutics, Inc.’s CAR T programs utilize Cellectis technologies.

ALLO-501 and ALLO-501A are anti-CD19 products being jointly developed under a collaboration agreement between Servier and Allogene based on an exclusive license granted by Cellectis to Servier (the “Servier Agreement”). Servier grants to Allogene exclusive rights to ALLO-501 and ALLO-501A in the U.S. while Servier retains exclusive rights for all other countries. In September 2022, Servier communicated to us and Allogene that it was discontinuing its involvement in the development of in-licensed CD19 products and purporting to provide Allogene with the ability to elect to obtain a license to the CD19 products outside of the United States. We are evaluating all available options and contractual remedies to address the foregoing matters and other performance issues, which we believe may involve material breaches of the Servier Agreement by Servier. Allogene’s anti-BCMA and anti-CD70 programs are licensed exclusively from Cellectis by Allogene and Allogene holds global development and commercial rights to these programs.

Servier and Allogene: anti-CD19 programs

In October 2022, Allogene announced it had initiated “the industry’s first potentially pivotal Phase 2” allogeneic CAR T clinical trial with ALLO-501A. The single-arm trial is enrolling patients with relapsed/refractory (r/r) large B cell lymphoma (LBCL) and utilizes a single dose of ALLO-501A (120 million CAR+ cells) with the FCA90 (fludarabine, 30mg/m2, cyclophosphamide 300 mg/m2 and ALLO-647 30 mg, daily for 3 days) lymphodepletion regimen. The ALPHA2 trial will enroll approximately 100 patients who have received at least two prior lines of therapy and have not received prior anti-CD19 therapy. The primary endpoint of this trial is overall response rate (ORR), and the key secondary endpoint is duration of response (DoR). Patients may receive treatment as an outpatient at the investigator’s discretion.

In November 2022, Phase 1 data from the ALPHA trial with ALLO-501 and ALPHA2 trial with ALLO-501A for the treatment of r/r LBCL was presented at Allogene’s R&D Showcase. Data from the Phase 1 trials of ALLO-501 and ALLO-501A support the ability of a single administration of CAR T cells to generate deep and durable responses comparable to those with approved autologous CAR T therapies. Highlights included:

  As of the October 25, 2022 data cutoff, the ORR and Complete Response (CR) rate was 67% and 58%, respectively, among the 12 patients treated with the Single Dose FCA90 regimen using Alloy™ process material. The median duration of response was 23.1 months.
  Of patients who received single dose FCA90 and were evaluable at six months, the ongoing CR rate was 50% and all CRs at six months were durable at 12 months. The longest CR ongoing at 26+ months.
  Phase 1 trials demonstrated a manageable safety profile with no observed dose limiting toxicities (DLTs), graft-vs-host disease (GvHD) or severe immune effector cell-associated neurotoxicity syndrome (ICANS).
  Among patients treated with Single Dose FCA90, there was no Grade 3+ CRS. One patient (8%) experienced a Grade 3+ infection and two (17%) experienced prolonged Grade 3+ cytopenia.
  92% of all enrolled patients received product with 100% of infused product manufactured and released per product specifications. Patients were able to initiate treatment within two days of enrollment.

Allogene has announced it is preparing for a Phase 3 study in earlier line LBCL targeting trial initiation in 1H 2024.

Allogene is developing ALLO-647, its proprietary anti-CD52 monoclonal antibody intended to enable expansion and persistence of AlloCAR T product candidates, including ALLO-501A. Allogene expects that the EXPAND trial, which is intended to demonstrate the contribution of ALLO-647 to the lymphodepletion regimen, will be open to enrollment early in the second quarter.

Allogene: anti-BCMA program

Data from the Phase 1 UNIVERSAL trial with ALLO-715 for the treatment of relapsed or refractory multiple myeloma (MM r/r) was also presented at Allogene’s R&D Showcase and subsequently published in Nature Medicine, accompanied by an editorial. The UNIVERSAL trial is the first allogeneic anti-BCMA CAR T to demonstrate proof-of-concept in MM with response rates that are similar to an approved autologous CAR T therapy. Allogene’s highlights include:

  Dose expansion cohorts demonstrated substantial and durable responses.
  Through a median follow-up of 14.8 months as of the October 11, 2022 data cutoff, ORR was 67% in the FCA60 cohort and the very good partial response or better rate (VGPR+) was 42%. All VGPR+ were minimal residual disease (MRD) negative.
  The median DoR was 9.2 months, with the longest response ongoing at 24 months.
  92% of all enrolled patients received product with 100% of infused product manufactured and released as per product specifications. None of the patients received bridging therapy and patients were able to initiate treatment immediately following enrollment. Median time from enrollment to lymphodepletion was 5 days.
  Safety profile was manageable with low-grade and reversible neurotoxicity and no GvHD. Eight patients (29%) experienced Grade 3+ infections and eight patients experienced prolonged Grade 3+ cytopenias.

Allogene is evaluating manufacturing processes improvements across its BCMA candidates to achieve optimal performance.

Allogene: solid tumor program

ALLO-316, Allogene’s first AlloCAR T candidate for solid tumors, targets CD70, an antigen expressed on clear cell renal cell carcinoma (RCC) and other malignancies. At Allogene’s R&D Showcase, Allogene presented initial data demonstrating promising anti-cancer activity in the subset of nine patients with confirmed CD70-positive RCC from the ongoing Phase 1 TRAVERSE trial. Allogene’s highlights include:

  As of the data cutoff date of November 17, 2022, the disease control rate (DCR) in patients who were CD70+ was 100% including three patients who achieved a partial response (PR) (two confirmed and one unconfirmed with the longest response lasting until month eight).
  Cell expansion in patients with CD70 positive tumor was robust, and there was a trend toward greater tumor shrinkage in patients with high CD70 expression.
  Across all patients treated in the trial, ALLO-316 has demonstrated a generally manageable safety profile with no GvHD. One dose limiting toxicity of auto-immune hepatitis occurred in the second dose level. Grade 3+ prolonged cytopenia was observed in three patients (18%). Grade 3 CRS was observed in one patient. Neurotoxicity was low grade, reversible and seen in only three patients (18%).

Allogene is deploying a new investigational in vitro companion diagnostic (IVD) assay designed to prospectively assess CD70 expression levels to enhance patient selection. TRAVERSE will continue to explore varying cell dose and lymphodepletion regimens, including FC and FCA. Subject to ongoing results in the TRAVERSE trial, Allogene intends to complete planned dose exploration and initiate expansion cohort enrollment in 2023. Allogene may also investigate ALLO-316 for other CD70 expressing solid tumors and hematologic indications, or in combination with other anticancer therapies such as immune checkpoint inhibitors.

Gene Editing Partnerships

Iovance Biotherapeutics, Inc. (“Iovance”)

  On October 10, 2022, Iovance announced that the first patient was dosed and completed the safety observation period in the IOV-GM1-201 clinical trial of Iovance’s first genetically modified TIL therapy in development, IOV-4001, for the treatment of previously treated advanced melanoma or metastatic NSCLC.
  To inactivate the gene coding for the PD-1 protein, IOV-4001 utilizes the gene-editing TALEN® technology licensed from Cellectis. This single genetic modification in IOV-4001 has the potential to enhance the antitumor activity of the TIL mechanism to directly target and kill tumor cells.
  Dosing the first patient with IOV-4001 is an important first step in providing proof-of-concept for delivering genetically modified TIL therapy to solid tumor patients with significant unmet needs and few treatment options.

Cytovia Therapeutics, Inc. (“Cytovia”)

  On February 12, 2021, Cellectis entered into a research collaboration and non-exclusive license agreement with Cytovia, which provided for an upfront payment or equity stake in Cytovia of $20 million (the “Upfront Payment”). On April 27, 2022, in connection with Cytovia’s entry into a business combination agreement with a publicly traded Special Purpose Acquisition Company, Cellectis entered into an amendment to the license agreement and received a $20 million convertible note (the “2022 Convertible Note”), which superseded and replaced the Upfront Payment obligation, as well as a warrant (the “SPAC Warrant”) to purchase additional shares of Cytovia following its combination with a publicly traded Special Purpose Acquisition Company (SPAC).
  Cellectis and Cytovia entered into an amended and restated note, which became effective as of December 22, 2022 (the “Amended and Restated 2022 Note”). The Amended and Restated 2022 Note provides for automatic conversion into Cytovia common stock in the case of certain fundamental transactions where Cytovia becomes a public company and for conversion at Cellectis’ option in connection with certain financing transactions, upon a company sale and at final maturity. In each case conversion is subject to a 9.9% ownership cap, with the balance issuable in the form of pre-funded warrants. The Amended and Restated 2022 Note increased the interest rate to 10% per annum, subject to a 10% step up upon the occurrence and continuation of an event of default, provided for the repayment of 50% of the outstanding amount on April 30, 2023 and extended the final maturity date for the repayment of the remaining outstanding amount to June 30, 2023. The SPAC Warrant remains outstanding, but only applies in connection with Cytovia’s business combination with a SPAC.
  Cellectis is developing custom TALEN®, which Cytovia uses to edit iPSCs. Cytovia is responsible for the differentiation and expansion of the gene-edited iPSC master cell bank into NK cells and is conducting the pre-clinical evaluation, clinical development, and commercialization of the mutually-agreed-upon selected therapeutic candidates. Cellectis has granted Cytovia a worldwide license under the patent rights over which Cellectis has control in this field, including in China, in order for Cytovia to modify NK cells to address multiple gene-targets for therapeutic use in several cancer indications.
  In November 2022, Cytovia presented preclinical data on TALEN® gene-edited, induced pluripotent stem cells (iPSC)-derived Natural Killer (NK) cells at the Society for Immunotherapy of Cancer’s (SITC) Annual Meeting.
  These data highlight the progress of Cellectis’ research and development collaboration with Cytovia to develop TALEN®-edited iPSC NK and CAR-NK cells. Cellectis has developed custom TALEN® which Cytovia is using to edit iPSCs in a safe and effective manner.

Primera Therapeutics, Inc. (“Primera”)

  On December 29, 2022, Cellectis and Primera announced the execution of a Collaboration Agreement under which the companies will work collaboratively to edit mutations in the mitochondrial DNA (mtDNA) in vivo to treat the root cause of associated diseases. Primera, together with Cellectis, will be co-developing a mtDNA engineering toolbox that could enable effective therapies for mitochondrial diseases.
  The companies agreed to enter supplemental agreements, under which Cellectis would receive a 19% equity ownership stake in Primera and would take a seat on Primera’s Board of Directors.
  Pursuant to the Collaboration Agreement, Primera has a right to exercise an exclusive worldwide option for a license from Cellectis on up to five product candidates developed under the collaboration (the “partnership products”). Upon Primera exercising the option, Cellectis will be eligible for up to $750 million of development and sales milestones for the partnership products, as well as high single-digit royalty payments on the net sales of partnership products.

2022 Corporate Updates

On December 28, 2022, Cellectis entered into a €40 million credit facility with the European Investment Bank (EIB) to support its research, development and innovation activities. This finance contract provides for funding in three tranches of €20.0 million, €15.0 million and €5.0 million, respectively, with each tranche’s disbursement subject to certain conditions, including, among others, the execution of a warrant agreement for the issuance at the time of disbursement of a specified number of warrants for the benefit of EIB. Borrowings under the finance contract mature with respect to each tranche six years following disbursement and accrue interest at a rate of 8.0% per annum (for the first tranche), 7.0% per annum (for the second tranche) and 6.0% per annum (for the third tranche).

  The Company plans to use the facility toward the development of its pipeline in the field of allogeneic CAR T-cell product candidates, UCART22, UCART20x22, UCART123 and UCARTCS1.

Appointments

  On June 28, 2022, Cellectis announced that during the annual shareholders meeting, Axel-Sven Malkomes and Donald Bergstrom, M.D., Ph.D., were appointed as Directors of the Company’s Board of Directors, with immediate effect.

  Previously, Donald A Bergstrom, M.D., Ph.D., was appointed as a Board Observer on the Company’s Board of Directors on November 4, 2021. Dr. Bergstrom currently serves as Executive Vice President, Head of Research and Development at Relay Therapeutics, Inc., a clinical-stage precision medicines company.

  Axel-Sven Malkomes joined the management of Cardior Pharmaceuticals GmbH as Chief Financial Officer on November 1, 2022. Cardior is a leading clinical-stage biopharmaceutical company active in discovery and development of non-coding RNA-based therapeutics designed to prevent, repair and reverse diseases of the heart. He brings with him over 25 years of experience in the healthcare sector. Previously, Mr. Malkomes served as Chief Financial Officer & Chief Business Officer at Medigene AG, a clinical stage immuno-oncology company focusing on the development of T-cell immunotherapies for the treatment of cancer.
  On September 28, 2022, Cellectis announced the appointment of Mark Frattini, M.D., Ph.D., as Chief Medical Officer.

  Dr Frattini joined Cellectis in August 2020 as Senior Vice President of Clinical Sciences and has been responsible for Cellectis’ clinical leadership including the clinical development strategy of the Company’s current immune-oncology UCART product candidates. He has also been serving as a core member of the senior clinical team and has been managing a team of physicians and clinical scientists. As Chief Medical Officer, Dr. Frattini oversees clinical research and development for Cellectis’ UCART clinical trial programs.

2022 Financial Results

Cellectis’ audited financial statements for the fiscal year ended December 31, 2022 are not yet available. Accordingly, the financial information included in this press release is preliminary and remains subject to any adjustments that may result from the completion of the audit of Cellectis’ financial statements. As a result, the financial information included in this press release may differ materially from the actual results that will be reflected in Cellectis’ audited financial statements when they are completed and publicly disclosed in Cellectis’ Annual Report on Form 20-F to be filed with the Securities and Exchange Commission (the “SEC”).

The condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis owned approximately 49.1% of outstanding shares of common stock (as of December 31, 2022), have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q4 2022 financial results press release. on January 13, 2023, Calyxt, Cibus Global LLC (Cibus) and certain other parties named therein, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus will merge in an all-stock transaction (the “Calyxt Merger”). As a consequence of the foregoing, Calyxt meets the “held-for-sale" criteria specified in IFRS 5 and has been classified as a discontinued operation.

Fourth Quarter and Full Year 2022 Financial Results

Cash: As of December 31, 2022, Cellectis, excluding Calyxt, had $95 million in consolidated cash, cash equivalents, and restricted cash. This compares to $177 million in consolidated cash, cash equivalents and restricted cash as of December 31, 2021. This net decrease of $81 million primarily reflects (i) $104 million of net cash flows used in operating, investing and lease financing activities of Cellectis, and (ii) a $6 million unfavorable foreign exchange (FOREX) impact which was partially offset by (i) $6 million of cash received related to research tax credit prefinancing and (ii) $22 million of cash received related to licenses and milestone payments. Based on the current operating plan, Cellectis (excluding Calyxt) anticipates that the cash, cash equivalents, and restricted cash as of December 31, 2022 will fund Cellectis’ operations into third of 2024.

Revenues and Other Income: Consolidated revenues and other income were $25.7 million for the twelve months ended December 31, 2022 compared to $38.6 million for the twelve months ended December 31, 2021. This $12.9 million decrease between the twelve months ended December 31, 2022 and 2021 was mainly attributable to (i) a decrease of revenue pursuant to the recognition of a $20 million convertible note obtained as consideration for a “right-to-use” license granted to Cytovia and the $10 million Allogene milestones during the twelve-month period ended December 31, 2021, while revenue related to collaboration agreements for the twelve months of 2022 consists of the recognition of one milestone with Servier of $15.8 million, two upfront payments related to Cellectis’ agreement with Cytovia for $1.5 million and the recognition of $1 million related to a change of control of a licensee pursuant to the terms of its license agreement with Cellectis, and (ii) a decrease of $1.7 million of research credit tax due to a decrease of R&D expenses.

R&D Expenses: Consolidated R&D expenses were $97.5 million for the twelve months ended December 31, 2022 compared to $117.8 million for the twelve months ended December 31, 2021. The $20.3 million decrease between the twelve months of 2022 and 2021 was primarily attributable to (i) a decrease of purchases, external expenses and other by $13.7 million (from $68.6 million in 2021 to $54.9 million in 2022) due to lower consumables, subcontracting costs and depreciation and amortization (ii) a $5.3 million decrease in non-cash stock-based compensation expense, (iii) a $0.9 million decrease in social charges on stock option, and (iv) a $0.4 million decrease in wages and social charges related to R&D headcount.

SG&A Expenses: Consolidated SG&A expenses were $17.5 million for the twelve months ended December 31, 2022 compared to $22.9 million for the twelve months ended December 31, 2021. The $5.4 million decrease primarily reflects (i) a $3.3 million decrease in purchases, external expenses and other (from $13.1 million in 2021 to $9.8 million in 2022), (ii) a $2.1 million decrease in personal expenses.

Net income (loss) from discontinued operations: The $13.0 million decrease of net income loss from discontinued operations is primarily driven by (i) the decrease of $29.5 million of cost of revenue, (ii) the decrease of $4.4 million of R&D expenses (from $11.2 million in 2021 to $11.4 in 2022) and SG&A expenses (from $15 million in 2021 to $10.4 million in 2022) and (iii) the increase of $7.9 million of net financial gain partially offset by the $28.3 million decrease of revenue and other income.

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $106.1 million (or $2.33 per share) for the twelve months ended December 31, 2022, of which $98.7 million was attributed to Cellectis continuing operations, compared to $114.2 million (or $2.55 per share) for the twelve months ended December 31, 2021, of which $96.7 million was attributed to Cellectis continuing operations. This $8.1 million decrease in net loss between the twelve months of 2022 and 2021 was primarily driven by (i) a $20.4 million decrease of research and development, (ii) a decrease of 13.0 million of loss from discontinued operations (from $28.4 million in 2021 to $15.3 million in 2022) and (iii) a $5.4 million decrease of SG&A expenses partially offset by (i) an increase in net financial loss of $15.7 million primarily due to the decrease of the fair value of Cytovia’s convertible note on December 31, 2022 of $7.9 million compared to a $20 million receivables on December 31, 2021, (ii) a decrease of $12.9 million of revenues and other income and (iii) a decrease of $3 million in loss attributable to non-controlling interests due to the decrease in Calyxt’s net loss partially offset by the reduction of Cellectis’ ownership in Calyxt.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: The consolidated adjusted net loss attributable to shareholders of Cellectis was $98.1 million (or $2.15 per share) for the twelve months ended December 31, 2022, of which $92.6 million is attributed to Cellectis, compared to a net loss of $101.7 million (or $2.27 per share) for the twelve months ended December 31, 2021, of which $85.3 million was attributed to Cellectis.

Please see "Note Regarding Use of Non-IFRS Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for 2023 in the following areas:

  Supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22, UCARTCS1, UCART 20x22 and potential new product candidates, and
  Operating our state-of-the-art manufacturing capabilities in Paris (France), and Raleigh (North Carolina, USA); and
  Continuing strengthening our manufacturing and clinical departments.

CELLECTIS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
($ in thousands, except per share data)

	As of
	December 31, 2021	December 31, 2022 (2)

ASSETS
Non-current assets
Intangible assets	1,854	718
Property, plant, and equipment	78,846	63,621
Right-of-use assets	69,423	44,275
Non-current financial assets	6,524	8,791
Total non-current assets	156,647	117,406

Current assets
Inventories	-	-
Trade receivables	20,361	772
Subsidies receivables	9,268	14,496
Other current assets	9,665	9,078
Cash and cash equivalent and Current financial assets	186,135	97,697
Total current assets	225,429	122,043
Total assets held for sale		21,768
TOTAL ASSETS	382,076	261,216

LIABILITIES
Shareholders’ equity
Share capital	2,945	2,955
Premiums related to the share capital	934,696	583,122
Currency translation adjustment	(18,021)	(28,605)
Retained earnings	(584,129)	(333,365)
Net income (loss)	(114,197)	(106,139)
Total shareholders’ equity - Group Share	221,293	117,968
Non-controlling interests	15,181	7,973
Total shareholders’ equity	236,474	125,941

Non-current liabilities
Non-current financial liabilities	20,030	20,531
Non-current lease debts	71,526	49,358
Non-current provisions	4,073	2,390
Other non-current liabilities	626	0
Total non-current liabilities	96,254	72,279

Current liabilities
Current financial liabilities	2,354	5,088
Current lease debts	8,329	7,872
Trade payables	23,762	21,456
Deferred revenues and deferred income	301	59
Current provisions	871	477
Other current liabilities	13,731	13,179
Total current liabilities	49,348	48,131
Total liabilities related to asset held for sale		14,864
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	382,076	261,216

2.	Financial data taken from the Company’s consolidated financial statements for the fiscal year ending December 31, 2022, which were approved by its board of directors on March 8, 2023. The statutory auditors of the Company have completed their audit work on the 2022 financial statements, but have not issued their audit report yet. Such reports should be publicly available in the Company’s 2022 annual report on Form 20-F and the 2022 Annual Financial report.

Cellectis S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the three-month period ended December 31, 2022
$ in thousands, except per share amounts

	For the three-month period ended December 31,
	2021 (1)	2022 (2)

Revenues and other income
Revenues	10,262	16,024
Other income	1,458	1,298
Total revenues and other income	11,720	17,322
Operating expenses
Cost of revenue	(243)	(690)
Research and development expenses	(29,535)	(21,433)
Selling, general and administrative expenses	(6,509)	(1,698)
Other operating income (expenses)	7	839
Total operating expenses	(36,280)	(22,982)

Operating income (loss)	(24,560)	(5,660)

Financial gain (loss)	3,129	(19,955)
Income tax	-	(87)
Income (loss) from continuing operations	(21,431)	(25,702)
Income (loss) from discontinued operations	(6,649)	(2,857)

Net income (loss)	(28,080)	(28,559)
Attributable to shareholders of Cellectis	(24,997)	(26,815)
Attributable to non-controlling interests	(3,084)	(1,744)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.55)	(0.59)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.55)	(0.59)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share) from discontinued operations	(0.08)	(0.02)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share) from discontinued operations	(0.08)	(0.02)

1.	These amounts reflect adjustments made in connection with the presentation of the discontinued operation
2.	Financial data taken from the Company’s consolidated financial statements for the fiscal year ending December 31, 2022, which were approved by its board of directors on March 8, 2023. The statutory auditors of the Company have completed their audit work on the 2022 financial statements, but have not issued their audit report yet. Such reports should be publicly available in the Company’s 2022 annual report on Form 20-F and the 2022 Annual Financial report.

Cellectis S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2022
$ in thousands, except per share amounts

	For the year ended December 31,
	2021 (1)	2022 (2)

Revenues and other income
Revenues	30,347	19,171
Other income	8,250	6,553
Total revenues and other income	38,597	25 725
Operating expenses
Cost of revenue	(1,844)	(1,772)
Research and development expenses	(117,840)	(97,501)
Selling, general and administrative expenses	(22,882)	(17,494)
Other operating income (expenses)	488	1,377
Total operating expenses	(142,077)	(115,390)

Operating income (loss)	(103,481)	(89,666)

Financial gain (loss)	6,731	(8,935)
Income tax	-	(87)
Income (loss) from continuing operations	(96,749)	(98,688)
Income (loss) from discontinued operations	(28,358)	(15,345)

Net income (loss)	(125,107)	(114,034)
Attributable to shareholders of Cellectis	(114,197)	(106,139)
Attributable to non-controlling interests	(10,910)	(7,894)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(2.55)	(2.33)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(2.55)	(2.33)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share) from discontinued operations	(0.39)	(0.16)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share) from discontinued operations	(0.39)	(0.16)

1.	These amounts reflect adjustments made in connection with the presentation of the discontinued operation
2.	Financial data taken from the Company’s consolidated financial statements for the fiscal year ending December 31, 2022, which were approved by its board of directors on March 8, 2023. The statutory auditors of the Company have completed their audit work on the 2022 financial statements, but have not issued their audit report yet. Such reports should be publicly available in the Company’s 2022 annual report on Form 20-F and the 2022 Annual Financial report.

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Fourth Quarter
(unaudited) - ($ in thousands)

	For the three-month period ended December 31, 2021			For the three-month period ended December 31, 2022 (2)
$ in thousands	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments

External revenues	1,943	10,262	12,205	42	16,024	16,066
External other income	(0)	1,458	1,458	0	1,298	1,298
External revenues and other income	1,943	11,720	13,663	42	17,322	17,364
Cost of revenue	(2,004)	(243)	(2,247)	0	(690)	(690)
Research and development expenses	(2,832)	(29,535)	(32,367)	(2,276)	(21,433)	(23,709)
Selling, general and administrative expenses	(3,467)	(6,509)	(9,976)	(815)	(1,698)	(2,513)
Other operating income and expenses	(2)	7	5	341	839	1,180
Total operating expenses	(8,305)	(36,280)	(44,585)	(2,749)	(22,983)	(25,732)
Operating income (loss) before tax	(6,362)	(24,560)	(30,922)	(2,708)	(5,661)	(8,368)
Financial gain (loss)	(287)	3,129	2,842	(150)	(19,955)	(20,104)
Income tax					(87)	(87)
Net income (loss) from discontinued operations				(2,857)		(2,857)
Net income (loss)	(6,649)	(21,431)	(28,080)	(2,857)	(25,702)	(28,559)
Non controlling interests	3,084	0	3,084	1,744	0	1,744
Net income (loss) attributable to shareholders of Cellectis	(3,565)	(21,431)	(24,997)	(1,113)	(25,702)	(26,815)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	410	2,459	2,869	299	(3,943)	(3,643)
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	477	211	688	795	2,631	3,426
Adjustment of share-based compensation attributable to shareholders of Cellectis	530	2,670	3,557	472	387	859
Adjusted net income (loss) attributable to shareholders of Cellectis	(3,035)	(18,761)	(21,439)	(529)	(25,426)	(25,954)
Depreciation and amortization	(580)	(4,460)	(5,040)	(541)	(4,726)	(5,267)
Additions to tangible and intangible assets	811	(187)	624	(17)	113	96

2.	Financial data taken from the Company’s consolidated financial statements for the fiscal year ending December 31, 2022, which were approved by its board of directors on March 8, 2023. The statutory auditors of the Company have completed their audit work on the 2022 financial statements, but have not issued their audit report yet. Such reports should be publicly available in the Company’s 2022 annual report on Form 20-F and the 2022 Annual Financial report.

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Full year
- ($ in thousands)

	For the year ended December 31, 2021			For the year ended December 31, 2022 (2)
$ in thousands	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments

External revenues	26,946	30,347	57,293	157	19,171	19,328
External other income	1,528	8,250	9,778	-	6,553	6,553
External revenues and other income	28,475	38,597	67,071	157	25,725	25,881
Cost of revenue	(29,517)	(1,844)	(31,360)	(0)	(1,772)	(1,772)
Research and development expenses	(11,190)	(117,840)	(129,030)	(11,402)	(97,501)	(108,903)
Selling, general and administrative expenses	(14,987)	(22,882)	(37,869)	(10,354)	(17,494)	(27,849)
Other operating income and expenses	23	488	511	414	1,377	1,791
Total operating expenses	(55,671)	(142,077)	(197,748)	(21,343)	(115,390)	(136,733)
Operating income (loss) before tax	(27,196)	(103,481)	(130,677)	(21,186)	(89,666)	(110,852)
Net financial gain (loss)	(1,162)	6,731	5,570	5,840	(8,935)	(3,095)
Income Tax	-	-	-	-	(87)	(87)
Net income (loss) from discontinued operations	(28,358)		(28,358)	(15,345)		(15,345)
Net income (loss)	(28,358)	(96,749)	(125,107)	(15,345)	(98,689)	(114,034)
Non-controlling interests	10,910	-	10,910	7,894	-	7,894
Net income (loss) attributable to shareholders of Cellectis	(17,448)	(96,749)	(114,197)	(7,451)	(98,689)	(106,139)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	909	9,381	10,290	465	4,098	4,563
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	95	2,113	2,207	1,562	1,945	3,508
Adjustment of share-based compensation attributable to shareholders of Cellectis	1,004	11,493	12,497	2,027	6,043	8,071
Adjusted net income (loss) attributable to shareholders of Cellectis	(16,444)	(85,256)	(101,700)	(5,424)	(92,645)	(98,068)
Depreciation and amortization	(1,208)	(6,371)	(7,579)	(1,086)	(10,577)	(11,663)
Additions to tangible and intangible assets	1,187	15,451	16,638	873	1,980	2,853

2.	Financial data taken from the Company’s consolidated financial statements for the fiscal year ending December 31, 2022, which were approved by its board of directors on March 8, 2023. The statutory auditors of the Company have completed their audit work on the 2022 financial statements, but have not issued their audit report yet. Such reports should be publicly available in the Company’s 2022 annual report on Form 20-F and the 2022 Annual Financial report.

Note Regarding Use of Non-IFRS Financial Measures
Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME – Fourth Quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month periods ended December 31, 2022
	2021 (1)	2022 (2)

Net income (loss) attributable to shareholders of Cellectis	(24,996)	(26,815)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	3,557	859
Adjusted net income (loss) attributable to shareholders of Cellectis	(21,439)	(25,956)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.47)	(0.57)
Basic adjusted earnings from discontinued operations attributable to shareholders of Cellectis ($ /share)	(0.07)	(0.01)

Weighted average number of outstanding shares, basic (units) (1)	45,481,310	45,653,279

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.47)	(0.57)
Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) from discontinued operations	(0.07)	(0.01)

Weighted average number of outstanding shares, diluted (units) (1)	45,481,310	45,653,279

1.	These amounts reflect adjustments made in connection with the presentation of the discontinued operation
2.	Financial data taken from the Company’s consolidated financial statements for the fiscal year ending December 31, 2022, which were approved by its board of directors on March 8, 2023. The statutory auditors of the Company have completed their audit work on the 2022 financial statements, but have not issued their audit report yet. Such reports should be publicly available in the Company’s 2022 annual report on Form 20-F and the 2022 Annual Financial report.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME –Full year
($ in thousands, except per share data)

	For the year ended December 31,
	2021 (1)	2022 (2)

Net income (loss) attributable to shareholders of Cellectis	(114,197)	(106,139)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	12,497	8,071
Adjusted net income (loss) attributable to shareholders of Cellectis	(101,700)	(98,069)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(2.27)	(2.15)
Basic adjusted earnings from discontinued operations attributable to shareholders of Cellectis ($ /share)	(0.37)	(0.12)

Weighted average number of outstanding shares, basic (units) (1)	44,820,279	45,547,359

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(2.27)	(2.15)
Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) from discontinued operations	(0.37)	(0.12)

Weighted average number of outstanding shares, diluted (units) (1)	44,820,279	45,547,359

1.	These amounts reflect adjustments made in connection with the presentation of the discontinued operation
2.	Financial data taken from the Company’s consolidated financial statements for the fiscal year ending December 31, 2022, which were approved by its board of directors on March 8, 2023. The statutory auditors of the Company have completed their audit work on the 2022 financial statements, but have not issued their audit report yet. Such reports should be publicly available in the Company’s 2022 annual report on Form 20-F and the 2022 Annual Financial report.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Forward-looking Statement

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements include statements about advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data and submission of regulatory filings, the adequacy of our supply of clinical vials, the operational capabilities at our manufacturing facilities, and the sufficiency of cash to fund operation. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Investor Relation contact:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980,  investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  Q4 full year report PR VF MBT-LB (https://ml.globenewswire.com/Resource/Download/bceac7c1-ef61-49ec-890d-fc5f90d16d95)